1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

December 1, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Asen Parachkevov, Attorney Advisor

Re:	Forefront Income Trust (the “Trust”) File Numbers 811-22956 & 333-195106

Dear Mr. Parachkevov:

Forefront Income Trust (the “Trust”) herein responds to the oral comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on November 10, 2014 in respect of Amendment No. 2 to the Trust’s registration statement on Form N-2 (“Amendment No. 2”) filed under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”). For your convenience, we have transcribed each of the Staff’s comments below, in bold type, and followed each comment with the Trust’s response, in plain type.

Disclosure changes made in response to the Staff’s comments will be made in an Amendment No. 3 to the Trust’s registration statement on Form N-2 (“Amendment No. 3”), being filed publicly with the Commission contemporaneously with the submission of this letter. A redline comparison showing the changes from Amendment No. 2 to Amendment No. 3 accompanies this response.

It is the Trust’s intention to request the acceleration of effectiveness of the registration statement, in the form of Amendment No. 3, in the very near future.

1. On the outside front cover of the prospectus, please revise the definition of “Fixed Income Securities” to replace the cross-reference with the actual language to which the cross-reference refers.

In response to this comment, the Trust has made the requested change. In Amendment No. 3, please see the outside front cover of the prospectus.

2. On the outside front cover of the prospectus, please restore the phrase “best efforts” to the description of the planned distribution of the Trust’s shares.

In response to this comment, the Trust has added the phrase “reasonable efforts” to the cover description of the planned distribution of the Trust’s shares. In Amendment No. 3, please see the outside front cover of the prospectus. “Reasonable efforts” is the phrase used in the Underwriting Agreement (which is attached to Amendment No. 2 as Exhibit h.1) to describe the Distributor’s obligation, and it is the phrase already used on pages 7, 36 and 48 of the prospectus to describe the Distributor’s obligation.

December 1, 2014 U.S. Securities and Exchange Commission Attn: Mr. Asen Parachkevov, Attorney Advisor Re: Forefront Income Trust Page 2 of 2

3. On the inside front cover of the prospectus, in the bulleted list of risks, please separate the second bulleted risk into two bulleted risks, with the second of them addressing the credit risk of investing in below-investment grade investments.

In response to this comment, the Trust has made the requested change. In Amendment No. 3, please see the inside front cover of the prospectus. See also page 10, where a parallel change has been made in the Prospectus Summary.

4. Please confirm to the Staff whether it is or is not a principal strategy of the Trust to invest in pay-in-kind securities.

In response to this comment, the Trust confirms to the Staff that it is not a principal strategy of the Trust to invest in pay-in-kind securities.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or Amendment No. 3, please do not hesitate to contact legal counsel, Richard Baumann, at (646) 895-7112 (direct) or (212) 370-1300 (reception), at any time.

Very truly yours,

/s/ Richard Baumann

Richard Baumann

Accompanying document:	Redline comparison, Amendment No. 3 to Amendment No. 2